                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934




                            The Diana Corporation
                               (Name of Issuer)



                        Common Stock, Par Value $1.00
                        (Title of Class of Securities)



                                  252790100
                     (CUSIP Number of Class of Securities)


                                Patricia Renda
                          WisdomTree Associates, L.P.
                           1633 Broadway, 38th Floor
                           New York, New York  10019

                                (212) 843-2782
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

                                Roger D. Blanc
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                              New York, NY  10022
                                (212) 821-8000


                              January 11, 1996
                         (Date of Event which Requires
                           Filing of this Schedule)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
     following:   [ ]

          Check the following box if a fee is being paid with this statement:
     [X]

                                 SCHEDULE 13D


CUSIP No.  252790100                          Page  2    of    17   Pages

    1     NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WISDOMTREE CAPITAL MANAGEMENT, INC.              I.D. #13-3729429

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                    (b)  [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          AF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)   [ ]


    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK

                        7      SOLE VOTING POWER
                               0 shares of Common Stock

                        8      SHARED VOTING POWER
                               221,250 shares of Common Stock

                        9      SOLE DISPOSITIVE POWER
                               0 shares of Common Stock

                        10     SHARED DISPOSITIVE POWER
                               221,250 shares of Common Stock

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          221,250 shares of Common Stock

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*  [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%

    14    TYPE OF REPORTING PERSON*
          CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

 CUSIP No.  252790100                       Page    3    of    17   Pages

    1     NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WISDOMTREE ASSOCIATES, L.P.                  I.D. #13-3729430

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                    (b) [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
          WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK

                        7      SOLE VOTING POWER
                               0 shares of Common Stock

                        8      SHARED VOTING POWER
                               214,250 shares of Common Stock

                        9      SOLE DISPOSITIVE POWER
                               0 shares of Common Stock

                        10     SHARED DISPOSITIVE POWER
                               214,250 shares of Common Stock

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          214,250 shares of Common Stock

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*  [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.2%

    14    TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D


 CUSIP No.  252790100                       Page    4    of    17   Pages

    1     NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WISDOMTREE OFFSHORE, LTD.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                (b)  [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
          WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)   [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CAYMAN ISLANDS

                        7     SOLE VOTING POWER
                              0 shares of Common Stock

                        8     SHARED VOTING POWER
                              7,000 shares of Common Stock

                        9     SOLE DISPOSITIVE POWER
                              0 shares of Common Stock

                       10     SHARED DISPOSITIVE POWER
                              7,000 shares of Common Stock

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          7,000 shares of Common Stock

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*   [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%

    14    TYPE OF REPORTING PERSON*
          OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D


 CUSIP No.  252790100                       Page    5    of    17   Pages

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JONATHAN L. STEINBERG                         I.D. ####-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                  (b) [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
          AF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK

                        7      SOLE VOTING POWER
                               0 shares of Common Stock

                        8      SHARED VOTING POWER
                               221,250 shares of Common Stock

                        9      SOLE DISPOSITIVE POWER
                               0 shares of Common Stock

                        10     SHARED DISPOSITIVE POWER
                               221,250 shares of Common Stock

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          221,250 shares of Common Stock

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*  [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.4%

    14    TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

 CUSIP No.  252790100                         Page    6    of    17   Pages

    1     NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RUSSELL L. ANMUTH                          I.D. ####-##-####

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                              (b)  [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*
          PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK

                        7      SOLE VOTING POWER
                               7,550 shares of Common Stock

                        8      SHARED VOTING POWER
                               221,250 shares of Common Stock

                        9      SOLE DISPOSITIVE POWER
                               7,550 shares of Common Stock

                        10     SHARED DISPOSITIVE POWER
                               221,250 shares of Common Stock

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
          228,800 shares of Common Stock

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES* [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%

    14    TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.
          This statement on Schedule 13D, dated January 22, 1996 (the "Schedule 13D"), relates to the Common Stock, par value $1.00 per share (the "Common Stock") of The Diana Corporation, a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 8200 W. Brown Deer Road, Suite 200, Milwaukee, Wisconsin 53223.

ITEM 2.  IDENTITY AND BACKGROUND.
          This Schedule 13D is being filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner"), WisdomTree Offshore, Ltd. ("WisdomTree Offshore"), Jonathan L. Steinberg ("Mr. Steinberg") and Russell L. Anmuth ("Mr. Anmuth" and collectively, the "Reporting Entities"). The Partnership and the General Partner are each organized in the State of New York and WisdomTree Offshore is incorporated under the laws of the Cayman Islands. The business address of the Partnership, the General Partner, Mr. Steinberg and Mr. Anmuth is 1633 Broadway, 38th Floor, New York, New York 10019. The business address of WisdomTree Offshore is Zephyr House, 5th Floor, P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies.
          The present principal employment of Mr. Steinberg is as Chairman and Chief Executive Officer of Individual Investor Group, Inc. ("I.I. Group"), as Chairman, Chief Executive Officer and Treasurer of the General Partner and as co-manager of WisdomTree Offshore. The business address of I.I. Group is 1633 Broadway,

38th Floor, New York, New York 10019. The present principal employment of Mr. Anmuth is as Vice President of the General Partner, co-manager of the Partnership and co-manager of WisdomTree Offshore.
          The principal business of the Partnership is as an investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of WisdomTree Offshore is as an investment fund that invests and reinvests in securities of relatively small, less well-known public companies. The principal business of the General Partner is management of the Partnership and WisdomTree Offshore.
          The name, business address and principal employment of the executive officers and directors of the General Partner, I.I. Group and WisdomTree Offshore are set forth in Schedule A hereto and are incorporated by reference.
          During the last five years, neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the other persons identified in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons listed in Schedule A are United States citizens, with the exception of Christopher Wetherhill, who is a citizen of Bermuda, and Charles Quin, who is a citizen of the Cayman Islands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          Of the 214,250 shares of Common Stock acquired by the Partnership (the "Partnership Purchases"), 205,000 shares were acquired in brokered transactions for an aggregate purchase price of $2,097,216.50 and 9,250 shares were acquired pursuant to a five percent stock dividend payable on January 5, 1996 to shareholders of record on December 18, 1995. The 7,000 shares of Common Stock purchased by WisdomTree Offshore (the "Offshore Purchases") were acquired in brokered transactions for an aggregate purchase price of $112,031.50. Of the 7,550 shares of Common Stock acquired by Mr. Anmuth, 7,225 shares were acquired in brokered transactions for an aggregate purchase price of $82,880.91 and 325 shares were acquired pursuant to the aforementioned stock dividend.
          The source of funds for the Partnership Purchases was investment capital contributed by the Partnership. The source of funds for the Offshore Purchases was investment capital contributed by WisdomTree Offshore. The source of funds for the shares purchased by Mr. Anmuth was personal funds contributed by Mr. Anmuth.

ITEM 4.  PURPOSE OF TRANSACTION.
          The Reporting Entities have acquired the shares of Common Stock for the purpose of investment. The Reporting Entities may maintain their investment at current levels or sell all or a part of their investment. In any such case, the decision by the Reporting Entities would depend upon a continuing evaluation of the Company's business, prospects and financial condition, the market for the shares of Common Stock, other investment opportunities available to the Reporting Entities, general economic conditions, stock market conditions, availability of funds and other factors and future developments that the Reporting Entities may deem relevant from time to time. Any acquisition or disposition of shares of Common Stock by the Reporting Entities may be effected through open market or privately negotiated transactions, or otherwise.
Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons listed in Schedule A hereto, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
          (a) As of January 18, 1996, the Partnership beneficially owned a total of 214,250 shares of the Common Stock of the Company, the General Partner beneficially owned a total of 221,250 shares of the Common Stock of the Company, WisdomTree Offshore beneficially owned a total of 7,000 shares of the Common Stock of the Company, Mr. Steinberg beneficially owned a total of 221,250 shares of the Common Stock of the Company and Mr. Anmuth beneficially owned a total of 228,800 shares of the Common Stock of the Company, constituting 5.2%, 5.4%, .2%, 5.4% and 5.6%, respectively, of the shares of Common Stock then outstanding, based on 4,117,644 shares of Common Stock outstanding, consisting of (i) 3,921,566 shares of Common Stock reported to be outstanding as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended October 14, 1995 and (ii) the issuance of

196,078 shares of Common Stock pursuant to a stock dividend payable on January 5, 1996 to shareholders of record on December 18, 1995, as announced in a press release of the Company, dated December 5, 1995. As of January 18, 1996, the Reporting Entities beneficially owned a total of 228,800 shares of the Common Stock of the Company, constituting 5.6% of the shares of Common Stock then outstanding. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership, the General Partner and WisdomTree Offshore.
          (b) The Partnership, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 214,250 shares of Common Stock. WisdomTree Offshore, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 7,000 shares of Common Stock. Mr. Anmuth has sole voting and dispositive power with respect to 7,550 shares of Common Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, has any voting or dispositive power with respect to shares of Common Stock.
          (c) Information concerning transactions in Common Stock effected by the Reporting Entities during the past 60 days is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A, during the past 60 days.
          (d)  Not applicable.
          (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Neither the Reporting Entities nor, to the best of the Reporting Entities' knowledge, any of the individuals listed on Schedule A hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, with the exception of margin agreements between Republic New York Securities Corporation and each of the Partnership, WisdomTree Offshore and Russell Anmuth, which margin agreements will be filed by amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS .
          None.

                                                                    SCHEDULE A


     The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc., Individual Investor Group, Inc. and WisdomTree Offshore, Ltd., as well as the business address of each director of such entities not employed by such entities.

 WISDOMTREE CAPITAL
 MANAGEMENT, INC.                                                 POSITION

 Jonathan L. Steinberg                                            Chairman, Chief Executive Officer, Treasurer and Director

 Robert Schmidt                                                   President and Director

 Scot Rosenblum                                                   Vice President, Secretary and Director

 Russell Anmuth                                                   Vice President


 INDIVIDUAL INVESTOR
 GROUP, INC.                                                      POSITION

 Jonathan L. Steinberg                                            Chairman, Chief Executive Officer and Director

 Robert Schmidt                                                   President, Chief Operating Officer and Director

 Scot Rosenblum                                                   Vice President, Secretary and Director

 Henry Clark                                                      Controller and Assistant
                                                                  Secretary

 Peter M. Ziemba                                                  Assistant Secretary

 Bruce Sokoloff                                                   Director; Executive Vice President, Reliance Group Holdings,
                                                                  Inc., 55 East 52nd Street, New York, New York 10055

 WISDOMTREE OFFSHORE, LTD.                                        POSITION

 Jonathan L. Steinberg                                            Vice President

 Scot Rosenblum                                                   Vice President and Director




















                                                                  President and Director; Chief Executive Officer, The Hemisphere
                                                                  Group Limited, Hemisphere House, 9 Church Street, Hamilton,
                                                                  Bermuda
 Christopher Wetherhill

 Charles Quin                                                     Director; Partner, Quin & Hampson, George Town, Grand Cayman,
                                                                  Cayman Islands.


                                  SCHEDULE B

     The Partnership

     1. On January 16, 1996, the Partnership purchased 2,000 shares of Common Stock of the Company in brokered transactions at a price of $12.70 per share.

     2. On January 16, 1996, the Partnership purchased 1,500 shares of Common Stock of the Company in brokered transactions at a price of $13.36 per share.

     3. On January 17, 1996, the Partnership purchased 16,500 shares of Common Stock of the Company in brokered transactions at a price of $14.38 per share.

     WisdomTree Offshore

     1. On January 11, 1996, WisdomTree Offshore purchased 3,000 shares of Common Stock of the Company in brokered transactions at a price of $16.32 per share.

     2. On January 11, 1996, WisdomTree Offshore purchased 3,000 shares of Common Stock of the Company in brokered transactions at a price of $16.39 per share.

     3. On January 12, 1996, WisdomTree Offshore purchased 500 shares of Common Stock of the Company in brokered transactions at a price of $14.55 per share.

     4. On January 12, 1996, WisdomTree Offshore purchased 500 shares of Common Stock of the Company in brokered transactions at a price of $13.27 per share.

     Mr. Anmuth

     1. On December 13, 1995, Mr. Anmuth purchased 500 shares of Common Stock of the Company in brokered transactions at a price of $21.19 per share.

     2. On January 11. 1996, Mr. Anmuth purchased 600 shares of Common Stock of the Company in brokered transactions at a price of $15.64 per share.

     3. On January 12, 1996, Mr. Anmuth purchased 125 shares of Common Stock of the Company in brokered transactions at a price of $14.65 per share.

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1996            WISDOMTREE ASSOCIATES, L.P.

                                   By: WisdomTree Capital
                                   Management, Inc.,
                                   General Partner

                                   By:/s/ Scot A. Rosenblum
                                      Name:  Scot A. Rosenblum
                                      Title: Vice President

Dated: January 22, 1996            WISDOMTREE CAPITAL
                                   MANAGEMENT, INC.

                                   By:/s/ Scot A. Rosenblum
                                      Name:  Scot A. Rosenblum
                                      Title: Vice President

Dated: January 22, 1996            WISDOMTREE
                                   OFFSHORE, LTD.

                                   By:/s/ Scot A. Rosenblum
                                      Name:  Scot A. Rosenblum
                                      Title: Director

Dated: January 22, 1996            By:/s/ Jonathan L. Steinberg
                                      Jonathan L. Steinberg

Dated: January 22, 1996            By:/s/ Russell L. Anmuth
                                      Russell L. Anmuth